UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC  20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC File Number: 333-115164

CUSIP Number: None

☐ Form 10-K	☐ Form 20-F	☐ Form 11-K

☒ Form 10-Q	☐ Form 10-D	☐ Form N-SAR	☐ Form N-CSR

For period ended:        February 28, 2009

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the transition period ended:    _______________________

Nothing in this Form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:        Not Applicable.

PART I

REGISTRANT INFORMATION

U.S. Premium Beef, LLC
Full Name of Registrant

Former Name if Applicable

12200 North Ambassador Drive
Address of Principal Executive Office

Kansas City, Missouri 64163
City, State and Zip Code

PART II

RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.  (Check box if appropriate.)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III

NARRATIVE

U.S. Premium Beef, LLC (the “Company”) could not file its Quarterly Report on Form 10-Q for the quarter ended February 28, 2009, due on April 14, 2009 (the “Form 10-Q”), with the Securities and Exchange Commission (“SEC”) because the Company and its independent auditors require additional time to assess the impact of certain transactions and complete the Company’s financial statements.  This delay could not be eliminated by the Company without unreasonable effort and expense.  The Company intends to file its Form 10-Q within the 5 calendar day period contemplated by Rule 12b-25 promulgated under the Securities Exchange Act of 1934, as amended.

Forward-Looking Statements

This Notification contains certain forward-looking statements that reflect, when made, the Company’s current views with respect to current events and financial performance. These forward-looking statements are within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and are intended to be covered by the safe harbors created thereby. These forward-looking statements include, but are not limited to, statements regarding expected financial results for fiscal 2008, consideration of strategic alternatives, and/or statements preceded by, followed by or that include the words “expects,” “estimates,” or similar expressions.  Investors are cautioned that all forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Certain of these risks and uncertainties are discussed in Golden Oval Egg’s Annual Report on Form 10-K for the fiscal year ended August 30, 2008 filed with the Securities and Exchange Commission and in subsequent amendments and quarterly and other filings with the Securities and Exchange Commission. The Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

PART IV

OTHER INFORMATION

(1)                 Name and telephone number of person to contact in regard to this notification:

Steven D. Hunt	(816) 713-8800

(2)                 Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the Registrant was required to file such report(s) been filed?  If the answer is no, identify report(s).

☒ Yes	☐ No

(3)     Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes	☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Due to the ongoing analysis described above, the Company has not finalized its financial statements for the quarter ended February 28, 2009. However, the Company expects that its results of operations for the period ending February 28, 2009 will change significantly from its results of operations for corresponding periods in fiscal year 2008 and expect to report net income for the quarter of more than $31.4 million compared to a net loss of $7.6 million for the fiscal year 2008 quarter.

U.S. Premium Beef, LLC
(Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: April 15, 1009

/s/ Steven D. Hunt
Steven D. Hunt
Its: Chief Executive Officer